July 15, 2025

Praveer Melwani
Chief Financial Officer
Figma, Inc.
760 Market Street, Floor 10
San Francisco, CA 94102

       Re: Figma, Inc.
           Registration Statement on Form S-1
           Filed July 1, 2025
           File No. 333-288451
Dear Praveer Melwani:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed July 1, 2025
Prospectus Summary, page 2

1. We refer to your graphic presentation of non-GAAP operating margin on page 2 and elsewhere in your filing. Please revise to also present, with equal or greater prominence, the most directly comparable GAAP financial measure. Refer to Item
       10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division
of
       Corporation Finance   s Compliance and Disclosure Interpretations on
Non-
       GAAP Financial Measures.
Notes to the Consolidated Financial Statements
Note 17. Subsequent Events (Unaudited), page F-51

2.     We note your expanded subsequent events disclosures regarding additional
RSU
       grants on May 28, 2025 and June 30, 2025. Please revise to disclose the estimated stock-based compensation expense that will impact your future financial statements.
 July 15, 2025
Page 2

       Refer to ASC 855-10-50-2(b). In addition, please include a full discussion of such grants and related estimated stock-based compensation expense in your discussion of significant impacts of stock-based compensation on page 143.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Larry Spirgel at 202-551-3815
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ran D. Ben-Tzur